Mail Stop 4561

October 31, 2008

BY U.S. Mail and facsimile
Jennifer Karlovsky
Chief Executive Officer
Endeavor Uranium, Inc.
501 W. Broadway
Suite 800
San Diego, CA 92101

RE: Endeavor Uranium, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed: October 27, 2008
File no. 0-52534

Dear Ms. Karlovsky:

We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. After reviewing this information,
we may raise additional comments.

Proposal 1: Election of Directors, page 10

1.   We note your response to our prior comment 3 and reissue it in part. State when Ms.
Karlovsky was appointed as a Director and Officer.

Proposal 5: Approval of the Amended and Restated Articles of Incorporation of the
Company

Description of the Additional Amendments, page 14

General

2.   We note your response to our prior comment 5. We also note your description of
new Article 10 as "governing transactions with the Company's shareholders," and
that by adding Article 10 to the Articles of Incorporation, transactions between the
Company and any other person will not be affected by the fact that a director or
officer is interested in the transaction, as long as such director or officer acts in good

faith and in the best interest of the Company. However, it appears that the provisions of NRS 78.411 to 78.444 inclusive do not govern these types of transactions, but rather affect the ability of the company to engage in a "business combination" with an "interested shareholder," as defined by the statute. Please advise or revise your disclosure to fully describe the purpose of the statutory provisions so that the shareholders will clearly understand them and the implications of opting out.

3. Please disclose for your shareholders the delayed effectiveness of this proposal, if approved, and the inapplicability of the election not to be governed by these provisions to combinations with persons who first became interested stockholders on or before the effective date of the amendment. See NRS 78.434.4.

4. We note your statement that new Article 10 has no anti-takeover implications. Please provide us with the analysis that enabled you to reach that conclusion.

Vote Required, page 15

5. You state that the affirmative vote of holders of a majority of the shares of common and preferred stock represented at the meeting is required to approve the amendment of the Articles. We also note your statement on page 4 that the affirmative vote of a majority of the voting power of the shares of common stock that are present in person or represented by proxy are needed to approve the amendment of the Articles. However, it appears that under NRS 78.434.4 the affirmative vote of the holders, other than interested stockholders and their affiliates and associates, of a majority of the outstanding voting power (excluding the voting shares of interested stockholders and their affiliates and associates) is needed to approve Article 10. Please advise.

6. You state that the affirmative vote of the holders of a majority of your preferred shares is needed to approve the amendment of the Articles. However, it does not appear that you have any preferred stock outstanding. Please advise.

Closing

    As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3503 with any questions.

Sincerely,

David Orlic
Special Counsel

cc: Luis Carrillo, Esq. (by facsimile, 619-330-1888)
        D. Levy